                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                                COTELLIGENT, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    221630106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                RUSSELL SILVESTRI
                              SKIRITAI CAPITAL LLC
                        655 MONTGOMERY STREET, SUITE 1438
                             SAN FRANCISCO, CA 94111
                                 (415) 921-7896

                                 JAMES GLOCKNER
                            STRUCTURED FINANCING LLC
                               2860 LAGUNA STREET
                             SAN FRANCISCO, CA 94123
                                (415) 921-7896

                                   COPIES TO:
                              MICHAEL KENNEDY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                       ONE MARKET, SPEAR TOWER, SUITE 3300
                             SAN FRANCISCO, CA 94105
                                 (415) 947-2000
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                 JUNE 24, 2002
--------------------------------------------------------------------------------
                 (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 2 OF 12 PAGES
-----------------------                                  -----------------------

------ ----------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       SKIRITAI Capital LLC                                 I.R.S. Identification No.:
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (A) [X]
                                                                                           (B) [ ]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF, WC
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         807,000
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        807,000
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       807,000
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.4%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
------ ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 3 OF 12 PAGES
-----------------------                                  -----------------------

------ ----------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       James Glockner                                        I.R.S. Identification No.:
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (A) [X]
                                                                                           (B) [ ]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       PF
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         184,500
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        184,500
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       184,500
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.2%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
------ ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 4 OF 12 PAGES
-----------------------                                  -----------------------

------ ----------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Russell Silvestri                                     I.R.S. Identification No.:
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (A) [X]
                                                                                           (B) [ ]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       PF
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
------ ----------------------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         N/A
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             30,000
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        N/A
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        30,000
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       30,000
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [X]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .2%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
------ ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 5 OF 12 PAGES
-----------------------                                  -----------------------

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned on May 20, 2002. This Amendment No. 1 amends the
Schedule 13D as specifically set forth.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is hereby amended and restated as follows:

               All purchases of the common stock, par value $0.01, of Cotelligent ("Common Stock") by the Reporting Entities were made in the open market and were funded by, in the case of SKIRITAI Capital LLC, working capital and, in the case of Messrs. Glockner and Silvestri, personal funds, which may have, at any given time, included margin loans made by brokerage firms in the ordinary course of business.

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 6 OF 12 PAGES
-----------------------                                  -----------------------


               The aggregate amount of funds expended by each of the Reporting Entities for such purchases was as follows:

                  -   $130,298.00 by SKIRITAI Capital LLC;

                  -   $106,324.75 by Mr. Glockner; and

                  -   $254,980.40 by Mr. Silvestri.

               Mr. Silvestri contributed a total of 586,000 shares of Common Stock, for which he expended $242,430.40, to SKIRITAI Capital LLC on May 10, 2002 as part of his capital contribution as Managing Partner thereof.



ITEM 4.  PURPOSE OF TRANSACTION

               Item 4 is hereby amended and restated as follows:

               Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain a significant equity interest in Cotelligent.

               Each of the Reporting Entities may acquire additional shares or other securities of Cotelligent or sell or otherwise dispose of any or all of the shares or other securities of Cotelligent they beneficially own.

               The Reporting Entities have engaged and intend to continue to engage in discussions with the management and members of the Board of Directors of Cotelligent concerning the business, operations and future plans of Cotelligent.

               On May 15, 2002, SKIRITAI Capital LLC sent a letter to Cotelligent, a copy of which is attached to the Schedule 13D filed by the undersigned on May 20, 2002 as Exhibit 1, urging the Board of Directors of Cotelligent to maximize stockholder value.

               On May 15, 2002, SKIRITAI Capital LLC also sent to Cotelligent a demand for Cotelligent's stockholder list and related materials, a copy of which is attached to the Schedule 13D filed by the undersigned on May 20, 2002 as Exhibit 2.

               In addition, on May 15, 2002, SKIRITAI Capital LLC and Russell Silvestri sent letters to Cotelligent, copies of which are attached to the Schedule 13D filed by the undersigned on May 20, 2002 as Exhibits 3 and 4, respectively, notifying
               Cotelligent of their intent to nominate Russell Silvestri as a Class I director to Cotelligent's Board of Directors and submit a stockholder proposal to terminate the Company's rights plan.

               The Reporting Entities may also consider other actions to maximize stockholder value including, without limitation:

               - proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cotelligent or any of its subsidiaries;

               - proposing changes in the present Board of Directors or management of Cotelligent, including changes in the number of directors; and

               - proposing changes in the certificate of incorporation and/or bylaws of Cotelligent that currently impede the acquisition of control of Cotelligent.

               Other than described above, none of the Reporting Entities currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of
               Schedule 13D (although they reserve the right to develop such plans).

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 7 OF 12 PAGES
-----------------------                                  -----------------------

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended and restated as follows:

               As of the date hereof, the Reporting Entities own an aggregate of 1,021,500 shares of Common Stock which, based upon the 14,900,891 shares of Common Stock outstanding as of May 10, 2002 (as disclosed by Cotelligent in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission), represent approximately 6.8 percent of the outstanding shares of Common Stock.

               SKIRITAI Capital LLC beneficially owns and has sole power to vote and dispose of 807,000 shares of Common Stock, which, based upon the 14,900,891 shares of Common Stock outstanding as of May 10, 2002, represent approximately 5.4 percent of the outstanding shares of Common Stock.

               Mr. Silvestri and Lyron Bentovim, Managing Partner and Managing Director, respectively, of SKIRITAI Capital LLC, may also be deemed to be beneficial owners of the 807,000 shares of Common Stock held by SKIRITAI Capital LLC. The filing of this statement shall not be construed as an admission of such beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

               No person listed on Schedule A has a direct ownership interest in Cotelligent other than Mr. Silvestri.

               Mr. Silvestri beneficially owns 30,000 shares of Common Stock, which, based upon the 14,900,891 shares of Common Stock outstanding as of May 10, 2002, represent approximately .2% of the outstanding shares of Common Stock, through a direct investment account. He shares power to vote and dispose of such shares of Common Stock with his spouse, Elizabeth Silvestri. Mrs. Silvestri is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e) and is a citizen of the United States.

               Mr. Glockner beneficially owns and has sole power to vote and dispose of 184,500 shares of Common Stock, which, based upon the 14,900,891 shares of Common Stock outstanding as of May 10, 2002, represent approximately 1.2% percent of the outstanding shares of Common Stock.

               To the knowledge of each of the Reporting Entities, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2 other than as set forth on Schedule B hereto.

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 8 OF 12 PAGES
-----------------------                                  -----------------------


               To the knowledge of each of the Reporting Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Cotelligent reported on herein.

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 9 OF 12 PAGES
-----------------------                                  -----------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2002

                                                   SKIRITAI CAPITAL LLC

                                                   By:
                                                       /s/  Russell Silvestri
                                                   ---------------------------
                                                   Russell Silvestri
                                                   Managing Partner



                                                   JAMES GLOCKNER


                                                      /s/  James Glockner
                                                   ---------------------------
                                                   James Glockner



                                                   RUSSELL SILVESTRI


                                                      /s/  Russell Silvestri
                                                   ---------------------------
                                                   Russell Silvestri

                                   Schedule A

                                   MEMBERS OF
                              SKIRITAI Capital LLC

        The following table sets forth the name, business address and present principal occupation or employment of each member of SKIRITAI Capital LLC. Except as indicated below, the business address of each such person is 655 Montgomery Street, Suite 1438, San Francisco, CA 94111.

NAME                                 TITLE AND PRESENT PRINCIPAL OCCUPATION
----                                 --------------------------------------
Russell Silvestri                    Managing Partner of SKIRITAI Capital LLC
Lyron Bentovim*                      Managing Director of SKIRITAI Capital LLC


*Citizen of Israel

                                   Schedule B

Schedule B is amended and restated as follows:

        The following tables set forth transactions in the class of securities reported effected during the past sixty days.


SHARES PURCHASED BY SKIRITAI CAPITAL LLC:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
05/10/02                     15,000.00              $ 0.44330                $  6,649.50
05/13/02                     25,000.00              $ 0.51000                $ 12,750.00
05/22/02                     12,500.00              $ 0.50800                $  6,365.00
06/04/02                     60,000.00              $ 0.56170                $ 33,717.00
06/12/02                      7,500.00              $ 0.57000                $  4,290.00
06/18/02                      7,500.00              $ 0.62000                $  4,665.00
06/19/02                     10,000.00              $ 0.62000                $  6,215.00
06/20/02                      1,000.00              $ 0.61000                $    625.00
06/24/02                     55,000.00              $ 0.68730                $ 37,816.50
06/25/02                     12,500.00              $ 0.63000                $  7,890.00
06/27/02                     15,000.00              $ 0.62000                $  9,315.00



--------------------------------------------------------------------------------
(1)      Includes commissions and other execution-related costs


SHARES PURCHASED BY MR. RUSSELL SILVESTRI:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
03/22/02                    125,000.00              $0.49800                 $62,250.00
03/26/02                     25,000.00              $0.40060                 $10,015.00
03/27/02                     77,000.00              $0.41239                 $31,754.40
03/28/02                     90,000.00              $0.42687                 $38,418.00
04/30/02                      3,000.00              $0.51000                 $ 1,530.00
05/02/02                     10,000.00              $0.45150                 $ 4,515.00
05/03/02                     16,000.00              $0.45094                 $ 7,215.00
05/08/02                      5,000.00              $0.42300                 $ 2,115.00

--------------------------------------------------------------------------------
(1)     Includes commissions and other execution-related costs

Mr. Silvestri contributed the above listed shares of Common Stock to SKIRITAI Capital LLC as part of the capital contribution he made on May 10, 2002 as its Managing Partner.

SHARES PURCHASED BY RUSSELL SILVESTRI IRA:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
03/28/02                     10,000.00              $0.48000                 $4,800.00

--------------------------------------------------------------------------------
(1)     Includes commissions and other execution-related costs


SHARES PURCHASED BY MR. JAMES GLOCKNER:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
04/04/02                     10,000.00              $0.49000                 $ 4,900.00
04/05/02                     10,000.00              $0.50500                 $ 5,050.00
04/08/02                     20,000.00              $0.51500                 $10,300.00
04/11/02                     32,500.00              $0.53230                 $17,299.75
04/16/02                     15,000.00              $0.54000                 $ 8,100.00
04/18/02                     12,500.00              $0.54600                 $ 6,825.00
04/22/02                     20,000.00              $0.52000                 $10,400.00
04/30/02                      2,000.00              $0.51000                 $ 1,020.00
06/12/02                      5,000.00              $0.56000                 $ 2,850.00
06/17/02                      5,000.00              $0.60000                 $ 3,050.00
06/18/02                      2,500.00              $0.61000                 $ 1,555.00
06/24/02                     50,000.00              $0.68950                 $34,975.00

--------------------------------------------------------------------------------
(1)     Includes commissions and other execution-related costs